SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 31TH, 2014

DATE, TIME AND PLACE: On July 31th, 2014, at 11:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu, in person or by means of video conference, in accordance with article 25, 2nd paragraph of the Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso. Mr. Jaques Horn also attended this meeting as Secretary and Legal Officer.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the Quarterly Information Report (“ITRs”) of the second quarter, dated as of June 30th, 2014; (2) To acknowledge about the activities carried out by the Control and Risks Committee at its meeting held on July 30th, 2014; (3) To acknowledge about the activities carried out by the Statutory Audit Committee at its meeting held on July 30th, 2014; (4) To acknowledge about the activities carried out by the Compensation Committee at its meeting held on July 24th, 2014; (5) To acknowledge about the results of the first Vesting (2013-2014) of the Third Grant and about the Third Vesting (2013-2014) of the First Grant of the Company’s Long-Term Incentive Plan; (6) To acknowledge about the changes on the Company’s organizational structure; (7) To resolve on the proposal of amendments of the  Internal Rules of the Company’s Internal Audit Area; and (8) To resolve on the execution of an agreement between TIM Celular S.A. and Intelig Telecomunicações Ltda., on one side, and LANMED Nautilus Ltda. and Latin American Nautilus Brazil Ltda. on the other side.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the Quarterly Information Report (“ITRs”) of the second quarter, dated as of June 30th, 2014, based on the information provided by the Company administration, by the independent auditors, PwC, and in accordance with the favorable opinion issued by the Fiscal Council. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The board members congratulated the Company’s management of the Company on the results achieved in this quarter;

(2) To acknowledge about the activities carried out by the Control and Risk Committee at its meeting held on July 30th, 2014, in accordance with the report presented by Mr. Franco Bertone, that is filed at the Company’s head offices;

(3) To acknowledge about the activities carried out by the Statutory Audit Committee at its meeting held on July 30th, 2014, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, that is filed at the Company’s head offices;

(4) To acknowledge about the activities carried out by the Compensation Committee at its meeting held on July 24th,  2014, in accordance with the report presented by Mr. Manoel Horacio da Silva, that is filed at the Company’s head offices;

(5) (5.1) To acknowledge about the results of the First Vesting (2013-2014) of the Third Grant and about the Third Vesting (2011-2014) of the First Grant of the Company’s Long-Term Incentive Plan;
(5.2) To approve the adoption of two windows of exercise, as follows: (i) from July, 31st (after publication of the second quarter results to the market in general) to August 04th; and (ii) from August, 25th to August, 29th; and (5.3) To approve the adoption of a period of eight (08) business days for the financial settlement of the purchase of shares subjected to the options, counted from the date of the shares availability to the beneficiaries. All as the recommended by the Compensation Committee of the Company and presented by Mr. Flavio Morelli, Director of People Value, that is filed at the Company’s head offices.

(6) To acknowledge about the changes on the Company’s organizational structure; (6.1) It was presented by the Company's Chief Executive Officer, Mr. Rodrigo Modesto de Abreu, the new organizational structure, according to the material that is filed at the Company’s head offices. (6.2) Subsequently, it was put to vote the appointment of Mr. Guglielmo Noya, Italian citizen, married, engineer, bearer of Italian Passport No YA0131511, domiciled at Avenida das Américas, No. 3434, Building 6, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, for the position of Chief Financial Officer. After discussions, the Board members decided to appoint Mr. Guglielmo Noya, qualified above, whose election will take place in the referred position after he has fulfilled all the legal formalities required for the pertinent visa. Mr. Claudio Zezza, current Chief Financial Officer, shall hold office until the actual election and investiture of Mr. Guglielmo Noya. In this opportunity, the Board members expressed their votes of gratitude for the commitment shown by Mr. Claudio Zezza and the excellent performance in the exercise of his attributions; (6.3) As provided in the Article 22, item XXIV of the Company’s By-laws, the Board of Directors approves the appointment of Mr. Guglielmo Noya, Italian citizen, married, engineer, bearer of Italian Passport No YA0131511, domiciled at Avenida das Américas, No. 3434, Building 6, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, for the position of Chief Financial Officer of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, in replacement for Mr. Claudio Zezza, current Chief Financial Officer, who will remain in office until the effective election and investiture of Mr. Guglielmo Noya. The appointment approved herein shall be approved by the Shareholders` Meeting of TCEL.

(7) To approve the proposal of the Internal Rules of the Company’s Internal Audit Area, as presented to the Statutory Audit Committee, considering the text amendments recommended by the Board of Directors, in accordance with the material which is filed in the Company’s head offices; and

(8) To approve the execution of an agreement entered into between TIM Celular S.A. and Intelig Telecomunicações Ltda., on one side, and LANMED Nautilus Ltd. and Latin American Nautilus Brazil Ltda. on the other side, based on the favorable opinion of the Statutory Audit Committee and in accordance material that is filed at the Company’s head offices.

CLARIFICATIONS AND CLOSING: It is registered that Mrs. Francesca Petralia participated in the discussions regarding the items 1 to 6 (inclusive) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, July 31st, 2014.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 31, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.